EXHIBIT 12.1

LAW OFFICE OF CARL P. RANNO

CARL P. RANNO	2733 EAST VISTA DRIVE	Telephone: 602-493-0369
Attorney and Counselor at Law	PHOENIX, ARIZONA 85032	Email: carlranno@cox.net

August 12, 2021

Vortex Brands, Inc

3511 Del Paso Rd., Ste. 160 PMB 208

Sacramento, CA 95835

Attn: Todd Higley, CEO

Via email: inbox@vortexbrands.us

RE: Opinion to be included with an amended Form 1-A Offering Statement, pursuant to Regulation A, to be filed by Vortex Brands, Inc., a Colorado Corporation.

Dear Sir,

This opinion is submitted pursuant to Item 17.12 of Form 1-A with respect to the proposed offering of Vortex Brands, Inc, Inc. a Colorado corporation (the Company) of up to 2,000,000,000 shares of the Company’s Common Stock. The Company is offering, on a best-efforts, self-underwritten basis, a number of shares of the Company’s class A common stock at a fixed priced per share of $0.01 with no minimum amount to be sold up to a maximum of 2,000,000,000 shares but not to exceed $20,000,000 in gross proceeds. The maximum amount sold to an individual investor shall not exceed 10% of the offering.

For purposes of rendering this opinion, I have examined the Offering Statement, the Company’s Certificate of Incorporation and the Amended and Restated Certificates of Incorporation dated January 29, 2019, the Company’s Bylaws dated February 14, 2019, the Exhibits attached to the Offering Statement, and such other documents and matters of law as I have deemed necessary for the expression of the opinion herein contained. For the purposes of such examination, I have assumed the genuineness of all signatures on original documents and the conformity to original documents of all copies submitted. I have relied, without independent investigation, on certificates of public officials and, as to matters of fact material to the opinion set forth below, on certificates of officers of the Company.

On the basis of and in reliance upon the foregoing examination and assumptions, I am of the opinion that assuming the Offering Statement shall have become qualified, the Shares, when issued by the Company against payment therefore (not less than par value) and in accordance with the Offering Statement and the provisions of the Subscription Agreements, and when duly registered on the books of the Company’s transfer agent and registrar therefor in the name or on behalf of the purchasers, will be validly issued, fully paid and non-assessable.

I express no opinion as to the laws of any state or jurisdiction other than the applicable sections of the Colorado Revised Statutes, as currently in effect and the federal laws of the United States.

I hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference to me under the caption “Legal Matters” in the Offering Circular constituting a part of the Offering Statement. This opinion is for your benefit in connection with the Offering Statement and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Act. In giving this consent, I do not admit that my firm is in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Sincerely,

Carl P. Ranno